Exhibit 3

Announcement  |  Lisbon  |  3 April 2014

Information on the Underwriters of the Public Offering

Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the material fact disclosed by Oi, S.A. (“Oi”) on the recent interactions between Oi and the underwriters of the public offering, according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”, BM&FBOVESPA: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) in accordance with article 157, paragraph 4 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02 and in furtherance of the Material Facts released on October 2, 2013, February 10, 2014 and February 20, 2014, as well as the Notices to Market released on February 10, 2014 and March 17, 2014, notifies its shareholders and the market in general as follows.

As a result of (1) recent interactions between the Company and the underwriters, (2) comments delivered by the CVM, which must be responded to as a condition for obtaining registration necessary to the offering and (3) the timing requirement of CVM Instruction No. 400/03 for having the offering completed prior to the end of the first four months of the year, the Company and the underwriting syndicate decided to change the existing business agreement and modify the firm commitment structure of the offering, which will occur with a firm commitment for the settlement of the offering, but without a firm commitment for the placement of the shares.  As a result, the underwriting syndicate will no longer assume a firm commitment to subscribe for the shares of the Company, the principal terms and conditions of which appeared in the draft of the Brazilian preliminary prospecto submitted to the CVM on February 19, 2014 and disclosed on the CVM’s website on the same day.

The conditions of the offering are described in (a) the Aviso ao Mercado published today in the newspaper “Valor Econômico”, (b) in the new version of the Brazilian preliminary prospecto disclosed today on the Company’s, the underwriters’, the CVM’s and the BM&FBOVESPA’s websites and (c) the other offering documents.

Oi will maintain its shareholders and the market informed of any subsequent events related to the Offering.

Rio de Janeiro, April 3, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Additional Information and Where to Find It:

Oi S.A. (“Oi”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.